Exhibit 99.1








Response to Part IV Other Information (3) of Form 12b-25

     If ABH restates its financial statements for each of the first three quarters of 1998 and for each of the years ended December 31, 1997 and December 31, 1996 , the Registrant's financial statements for the above periods would require restatement. The Registrant is unable to describe or quantify any changes until afer the issuance by ABH of revised financial statements.